UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report:

(Date of earliest event reported)

September 8, 2025

GUARANTY BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Texas	001-38087	75-1656431
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
16475 Dallas Parkway, Suite 600 Addison, Texas		75001
(Address of Principal Executive Offices)		(Zip Code)

(888) 572-9881

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock, par value $1.00 per share	GNTY	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

As previously announced, on June 24, 2025, Guaranty Bancshares, Inc., a Texas corporation (“Guaranty” or the “Company”) and its wholly owned subsidiary, Guaranty Bank & Trust, N.A., a national banking association (“Guaranty Bank”), entered into a Plan and Agreement of Merger (the “Merger Agreement”) with Glacier Bancorp, Inc., a Montana corporation (“Glacier”), and its wholly owned subsidiary, Glacier Bank, a Montana state-chartered bank., pursuant to which (i) Guaranty will merge with and into Glacier (the “Merger”), with Glacier as the surviving entity, and immediately thereafter, Guaranty Bank will merge with and into Glacier Bank, with Glacier Bank surviving as a wholly owned subsidiary of Glacier (collectively, the “Proposed Transaction”).

In connection with the Proposed Transaction, Glacier filed with the Securities and Exchange Commission (the “SEC”) on August 1, 2025, a registration statement on Form S-4, File No. 333-289156 (the "S-4 Registration Statement"), as amended on August 12, 2025, and which was declared effective by the SEC on August 14, 2025, containing a preliminary prospectus of Glacier that also constitutes a preliminary proxy statement of Guaranty, and Guaranty filed a definitive proxy statement and Glacier filed a final prospectus with the SEC, dated August 14, 2025 (the “proxy statement/prospectus”), with respect to the special meeting of Guaranty shareholders scheduled to be held on September 17, 2025. Guaranty first mailed the proxy statement/prospectus to its shareholders on or about August 15, 2025.

In connection with the Proposed Transaction, from August 5, 2025, to September 5, 2025, Guaranty received seven demand letters from purported Guaranty shareholders (“Demand Letters”) alleging that the proxy statement/prospectus omits material information in violation of federal securities laws and state law disclosure requirements and demanding that Guaranty and Glacier provide additional disclosures in an amendment or supplement to the proxy statement/prospectus.

Guaranty and Glacier deny all allegations in the Demand Letters and believe that no additional disclosure is required in the proxy statement/prospectus. However, in order to moot the disclosure claims Guaranty and Glacier hereby make additional disclosures (the “Supplemental Disclosures”) to supplement the disclosures contained in the proxy statement/prospectus. Guaranty and the Guaranty board of directors deny that they have violated any laws or breached any duties to their shareholders in connection with the proxy statement/prospectus, and none of the Supplemental Disclosures nor any other disclosure in this Current Report on Form 8-K should be construed as an admission of the legal necessity or materiality under applicable laws of any Supplemental Disclosures. This decision to make the Supplemental Disclosures will not affect the merger consideration to be paid in connection with the Proposed Transaction or the timing of the special meeting of Guaranty’s shareholders. The Supplemental Disclosures are included below and should be read in conjunction with the proxy statement/prospectus.

SUPPLEMENT TO PROXY STATEMENT/PROSPECTUS

The information set forth below supplements the proxy statement/prospectus and should be read in conjunction with the proxy statement/prospectus, which should be read in its entirety. To the extent that information herein differs from or updates information contained in the proxy statement/prospectus, the information contained herein supersedes the information contained in the proxy statement/prospectus. All page references below are to pages in the proxy statement/prospectus, and terms used below shall have the meanings set forth in the proxy statement/prospectus (unless otherwise defined below).

The second full paragraph on page 31 of the proxy statement/prospectus under the Section “Background and Reasons for the Merger—Background of the Merger” is hereby amended and restated as follows (supplemental disclosure is underlined):

On January 6, 2025, Guaranty entered into a confidentiality agreement, which did not contain any standstill or “don’t ask, don’t waive” provisions, with Company A and Company A was given access to preliminary diligence materials regarding Guaranty.

The eighth full paragraph on page 31 of the proxy statement/prospectus under the Section “Background and Reasons for the Merger—Background of the Merger” is hereby amended and restated as follows (supplemental disclosure is underlined):

On February 10, 2025, Company A delivered to Guaranty a non-binding letter of intent with respect to a potential business combination between Guaranty and Company A (the “Company A LOI”). The Company A LOI described the material financial components of a proposed all-cash transaction of $525 million, inclusive of Guaranty stock options, and included other merger expectations and assumptions.

The tenth full paragraph on page 31 of the proxy statement/prospectus under the Section “Background and Reasons for the Merger—Background of the Merger” is hereby amended and restated as follows (supplemental disclosure is underlined):

On February 24, 2025, Guaranty and Glacier entered into a mutual confidentiality agreement, which did not contain any standstill or “don’t ask, don’t waive” provisions, and Glacier was given access to confidential diligence materials regarding Guaranty and Guaranty was given access to confidential information regarding Glacier.

The last paragraph on page 31 of the proxy statement/prospectus under the Section “Background and Reasons for the Merger—Background of the Merger” is hereby amended and restated as follows (supplemental disclosure is underlined):

On March 31, 2025, Guaranty received an initial non-binding indication of interest letter (the “March 31 LOI”) from Glacier that contemplated Glacier acquiring 100 percent of the outstanding Guaranty common shares through the merger of Guaranty with and into Glacier, with Glacier surviving. The March 31 LOI contemplated that upon consummation of the proposed transaction, all of the outstanding Guaranty common shares would be converted into the right to receive Glacier common shares, based on a fixed exchange ratio of 0.9300x. The March 31 LOI also contemplated that, consistent with Glacier’s model, the Bank’s operations would be conducted through a new bank division to be known as, “Guaranty Bank & Trust, Division of Glacier Bank” and that the current management team of the Bank would continue to manage and operate the new division with guidance from a locally-based bank division board, consisting initially of the existing directors on the Bank and Mr. Chesler. Pursuant to the March 31 LOI, Glacier expressed its desire that Mr. Abston would enter into a new employment agreement with Glacier substantially similar to his existing employment agreement with Guaranty but did not include any specific terms. The March 31 LOI provided for an exclusivity period of 90 days and that the March 31 LOI will expire at the close of business on April 8, 2025, if not accepted by Guaranty.

The fifth full paragraph on page 32 of the proxy statement/prospectus under the Section “Background and Reasons for the Merger—Background of the Merger” is hereby amended and restated as follows (supplemental disclosure is underlined):

On April 11, 2025, Guaranty received from Glacier a revised non-binding indication of interest letter (the “April 11 LOI”). The April 11 LOI contemplated that upon consummation of the proposed transaction, all of the outstanding Guaranty common shares would be converted into the right to receive Glacier common shares, based on a fixed exchange ratio of 1.0000x, and a proposed total deal value of approximately $537 million, using assumptions in effect at the time. The April 11 LOI provided that such valuation assumed a Guaranty consolidated tangible common equity of $292 million at March 31, 2025, plus the amount of capital attributable to the exercise of Guaranty options after March 31, 2025, if any, along with various other assumptions on cost savings, transaction-related expenses and purchase accounting marks to be confirmed in due diligence. The April 11 LOI contemplated that any changes in Guaranty’s consolidated tangible common equity (including any changes in the accumulated other comprehensive income and changes in the fair value of the held-to-maturity securities portfolio) between March 31, 2025, and a measurement date prior to closing of the merger would be eligible to be paid out to Guaranty shareholders as an additional cash dividend, or if a negative number, would be recognized as a price adjustment on a dollar-for-dollar basis, reflected as a reduced exchange ratio. The April 11 LOI reiterated the same provisions regarding the Bank operating as a new division with a locally-based board and the expectation that Mr. Abston would enter into a new employment agreement with Glacier. The April 11 LOI provided for an exclusivity period of 90 days and that the April 11 LOI will expire at the close of business on April 18, 2025, if not accepted by Guaranty.

The penultimate full paragraph on page 33 of the proxy statement/prospectus under the Section “Background and Reasons for the Merger—Background of the Merger” is hereby amended and restated as follows (supplemental disclosure is underlined):

On June 9, 2025, Norton Rose received a draft of Mr. Abston’s employment agreement and post-closing payment agreement setting forth the specific terms of each agreement.

The disclosure on page 44 of the proxy statement/prospectus under the section “Opinion of Guaranty’s Financial Advisor – Glacier Selected Companies Analysis” is hereby supplemented by adding the following paragraph below the second table:

The low and high stock price-to-tangible book value per share multiples of the selected companies in the “Glacier Selected Companies Analysis” were 0.86x and 2.00x, respectively, the low and high stock price-to-2025 estimated EPS multiples of the selected companies were 11.2x and 15.1x, respectively, and the low and high stock price-to-2026 estimated EPS multiples of the selected companies were 8.4x and 13.0x, respectively.

The disclosure on page 45 of the proxy statement/prospectus under the section “Opinion of Guaranty’s Financial Advisor – Guaranty Select Companies Analysis” is hereby supplemented by adding the following paragraph below the third table:

The low and high stock price-to-tangible book value per share multiples of the selected companies in the “Guaranty Selected Companies Analysis” were 0.88x and 1.81x, respectively, the low and high stock price-to-2025 estimated EPS multiples of the selected companies were 8.9x and 11.4x, respectively, and the low and high stock price-to-2026 estimated EPS multiples of the selected companies were 8.3x and 10.7x, respectively.

The disclosure on page 46 of the proxy statement/prospectus under the section “Opinion of Guaranty’s Financial Advisor – Selected Transactions Analysis” is hereby supplemented by amending and restating the table of selected transactions as follows:

Acquiror	Acquired Company	Announcement Date
First Financial Bancorp	Westfield Bancorp, Inc	6/23/2025
Commerce Bancshares, Inc.	FineMark Holdings, Inc.	6/16/2025
Seacoast Banking Corporation of Florida	Villages Bancorporation, Inc.	5/29/2025
Eastern Bankshares, Inc.	HarborOne Bancorp, Inc.	4/24/2025
FB Financial Corporation	Southern States Bancshares, Inc.	3/31/2025
Independent Bank Corp.	Enterprise Bancorp, Inc.	12/9/2024
German American Bancorp, Inc.	Heartland BancCorp	7/29/2024
Wintrust Financial Corporation	Macatawa Bank Corporation	4/15/2024
Old National Bancorp	CapStar Financial Holdings, Inc.	10/26/2023
Eastern Bankshares, Inc.	Cambridge Bancorp	9/19/2023
Burke & Herbert Financial Services Corp.	Summit Financial Group, Inc.	8/24/2023
Atlantic Union Bankshares Corporation	American National Bankshares Inc.	7/25/2023

The disclosure on page 47 of the proxy statement/prospectus under the section “Opinion of Guaranty’s Financial Advisor – Selected Transactions Analysis” is hereby supplemented by adding the following paragraph below the first table:

The low and high price-to-tangible book value per share multiples of the selected transactions in the “Selected Transactions Analysis” were 1.00x and 2.02x, respectively, the low and high pay-to-trade ratios of the selected transactions were 0.63x and 1.29x, respectively, the low and high price-to-LTM EPS multiples of the selected transactions (excluding the impact of the LTM EPS multiple for one of the selected transactions, which was considered not meaningful because it was greater than 30.0x) were 6.5x and 18.8x, respectively, and the low and high core deposit premiums of the selected transactions were 0.0% and 15.6%, respectively. For the 10 selected transactions in which FWD EPS for the acquired company was available at announcement, the low and high price-to-FWD EPS multiples of the selected transactions were 6.1x and 16.1x, respectively. For the 10 selected transactions in which the acquired company was publicly traded, the low and high one-day market premiums of the selected transactions were 3.1% and 80.0%, respectively.

The disclosure on page 48 of the proxy statement/prospectus under the section “Opinion of Guaranty’s Financial Advisor – Financial Impact Analysis” is hereby supplemented by amending and restating the third to last sentence of the first full paragraph as follows (supplemental disclosure is underlined):

This analysis indicated the merger could be accretive to Glacier’s estimated 2026 and 2027 EPS by 7.4% and 7.7%, respectively, and could be dilutive to Glacier’s estimated tangible book value per share at closing assumed as of December 31, 2025 by 0.6%.

The disclosure in the last full paragraph page 48 of the proxy statement/prospectus under the section “Opinion of Guaranty’s Financial Advisor – Guaranty Dividend Discount Model Analysis” is hereby supplemented by adding the following language to the end of the paragraph:

The ranges of discount rates assumed in the “Glacier Dividend Discount Model Analysis,” the “Guaranty Dividend Discount Model Analysis” and the “Illustrative Pro Forma Combined Dividend Discount Model Analysis” of 12.50% to 14.50% in all three analyses were selected by taking into account capital asset pricing model implied cost of capital calculations and other factors based on KBW’s experience and judgment.

The disclosure on page 49 of the proxy statement/prospectus under the section “Opinion of Guaranty’s Financial Advisor – Miscellaneous” is hereby supplemented by amending and restating the first sentence of the last full paragraph on page 49 as follows (supplemental disclosure is underlined):

Pursuant to the KBW engagement agreement, Guaranty agreed to pay KBW a total cash fee which is currently estimated to be approximately $6.8 million, $650,000 of which became payable to KBW with the rendering of its opinion (regardless of the conclusion reached in KBW’s opinion), and the balance of which is contingent upon the closing of the merger.

Forward-Looking Statements

This current report on Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “estimate,” “anticipate,” “expect,” “will,” and similar references to future periods. Such forward-looking statements include but are not limited to statements regarding the expected closing of the transaction and its timing and the potential benefits of the business combination transaction involving the Company and Glacier, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts regarding either company or the proposed combination of the companies. These forward-looking statements are subject to risks and uncertainties, many of which are outside of the Company’s control, that may cause actual results or events to differ materially from those projected, including but not limited to the following: risks that the proposed merger transaction will not close when expected or at all because required regulatory, shareholder or other approvals or conditions to closing are delayed or not received or satisfied on a timely basis or at all; risks that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which the Company and Glacier operate; uncertainties regarding the ability of Glacier Bank and the Bank to promptly and effectively integrate their businesses, including into Glacier Bank’s existing division structure; changes in business and operational strategies that may occur between signing and closing; uncertainties regarding the reaction to the transaction of the companies’ respective customers, employees, and contractual counterparties; and risks relating to the diversion of management time on merger-related issues. Readers are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date on which they are made and reflect management’s current estimates, projections, expectations and beliefs. The Company undertakes no obligation to publicly revise or update the forward-looking statements to reflect events or circumstances that arise after the date of this report. For more information, see the risk factors described in the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the SEC from time to time.

No Offer or Solicitation

This report is being filed in respect of the proposed merger transaction involving the Company and Glacier. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed merger transaction, Glacier filed the S-4 Registration Statement with the SEC. The S-4 Registration Statement was declared effective by the SEC on August 14, 2025, and on August 14, 2025, Glacier filed a final Prospectus with the SEC and the Company filed a definitive Proxy Statement with the SEC. The Company commenced mailing the definitive Proxy Statement/Prospectus to its shareholders on or about August 15, 2025. Each of the Company and Glacier may also file other relevant documents with the SEC regarding the proposed merger transaction. This communication is not a substitute for the Proxy Statement/Prospectus or S-4 Registration Statement or

for any other document that the Company or Glacier may file with the SEC and send to the Company’s shareholders in connection with the proposed merger transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE S-4 REGISTRATION STATEMENT AND ACCOMPANYING PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

Free copies of the S-4 Registration Statement and Proxy Statement/Prospectus, as well as other filings containing information about the Company, Glacier and the proposed transaction, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain the documents filed with the SEC by the Company, free of charge, in the “Investors” section of the Company’s website, www.gnty.com, under the heading “Financial Information - SEC Filings” or by requesting them in writing or by telephone from the Company at: Guaranty Bancshares, Inc., 16475 Dallas Parkway, Suite 600, Addison, Texas 75001, ATTN: Corporate Secretary; Telephone (888) 572-9881, and will be able to obtain the documents filed with the SEC by Glacier, free of charge, at www.glacierbancorp.com under the tab “SEC Filings” or by requesting them in writing or by telephone from Glacier at: Glacier Bancorp, Inc., 49 Commons Loop, Kalispell, Montana 59901, ATTN: Corporate Secretary; Telephone (406) 751-7706.

Participants in the Solicitation

The Company and Glacier and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the proposed merger transaction. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2025 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 31, 2025. Information about the directors and executive officers of Glacier is set forth in the proxy statement for Glacier’s 2025 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 12, 2025. Additional information regarding the interests of those participants and other persons who may be deemed participants may be obtained by reading the Proxy Statement/Prospectus and other relevant documents regarding the proposed merger transaction filed with the SEC when they become available. Copies of these documents may be obtained free of charge from the sources described above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 8, 2025

GUARANTY BANCSHARES, INC.

By:	/s/ Tyson T. Abston
Name:	Tyson T. Abston
Title:	Chairman of the Board and Chief Executive Officer